

SECURITIES A[illegible]
Wa[illegible]

10030741

SEC MAIL PROCESSING SECTION RECEIVED APR 05 2010 WASH, D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8-52482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PULSE TRADING, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 LIBERTY SQUARE, 2ND FLOOR
(No. and Street)

BOSTON	**MA**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN FOLEY 781.718.3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR LLP
(Name – *if individual, state last, first, middle name*)

1400 COMPUTER DRIVE,	**WESTBOROUGH**	**MA**	**01581**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTIAN A. DUBOIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PULSE TRADING, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title



ARLAN MONTALBINE
MY COMM. EXPIRES
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

6. Net Capital Requirements

As a broker-dealer, the Company is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under SEC Rule 15c3-1, was $2,046,202 at December 31, 2009, which exceeded required net capital of $220,848 by $1,825,354. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 1.62 to 1.

7. Income Taxes

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 111,436
Deferred tax liabilities	-
Net deferred tax asset	$ 111,436

The tax effects of principal temporary differences are shown in the following table:

Net operating loss carryforward	$ 32,172
Deferred rent	16,185
Stock-based compensation	11,845
Marketable securities	8,135
Charitable contributions	9,433
Accelerated tax depreciation	33,666
	$ 111,436

The components of income tax expense (benefit) related to continuing operations are as follows:

Federal:	
Current	$ (180,964)
Deferred	(56,597)
	(237,561)
State and local:	
Current	127,831
Deferred	(41,439)
Uncertain tax expense	94,117
	180,509
Benefit from income taxes	$ (57,052)

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
As of December 31, 2009

Total stockholders' equity qualified for net capital	$ 3,281,878
Deductions and/or changes:	
Nonallowable assets:	
Receivable from research brokers	2,500
Property and equipment, net	313,027
Prepaid expenses	632,142
Deferred tax asset	111,436
Deposits	170,187
	1,229,292
Haircut	6,384
Net capital	$ 2,046,202
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Accounts payable	$ 1,529,205
Accrued expenses and other current liabilities	1,648,496
Uncertain tax liability	94,117
Deferred rent	40,905
Total aggregate indebtedness	$ 3,312,723
Computation of basic net capital requirement:	
Minimum net capital required	$ 220,848
Excess net capital	$ 1,825,354
Excess net capital at 1,000 percent	$ 1,714,930
Ratio of aggregate indebtedness to net capital	1.62 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1 (Continued)
As of December 31, 2009

Reconciliation with Company's computation of net capital
(included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,586,148
Audit adjustment to cash	(148,027)
Audit adjustment to other receivables	42,212
Audit adjustment to accounts payable	(326,372)
Audit adjustment to accrued liabilities	110,390
Audit adjustment to third party research accruals	(122,839)
Audit adjustment to deferred rent	(1,193)
Audit adjustment to uncertain tax liability	(94,117)
Net capital per above	$ 2,046,202